8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR. SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN, SS X9X 9X9
Security Class                  123
Holder Account Number          B1234567890  XXX
   Intermediary                     XXX

Form of Proxy - Annual General Meeting to be held on Wednesday, June 26, 2013
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Designees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted or withheld from voting as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 PM (Eastern Time) on Monday, June 24, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet	To Receive Documents Electronically
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".
www.investorvote.com
1-866-732-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.
If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Designees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER    123456789012345

MR. SAM SAMPLE          C1234567890
                  XXX        123

Appointment of Proxyholder
I/We, being holder(s) of Rubicon Minerals Corporation (the "Company") hereby appoint: Michael A. Lalonde, President & Chief Executive Officer, or failing him, Glenn Kumoi, Vice President, General Counsel & Corporate Secretary (the "Management Designees"),
	OR	Print the name of the person you are appointing if this person is someone other than the Management Designees.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Rubicon Minerals Corporation to be held at the Toronto Marriott Downtown Eaton Centre Hotel, (Trinity Ballroom 123), 525 Bay Street, Toronto, Ontario on Wednesday, June 26, 2013 at 4:30 PM (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold

1. Appointment of Auditors	☐	☐
Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Against

2. Number of Directors	☐	☐
To set the number of Directors at eight (8).

3. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. David W. Adamson	☐	☐	02. Christopher J. Bradbrook	☐	☐	03. Julian Kemp	☐	☐

04. Michael A. Lalonde	☐	☐	05. David R. Reid	☐	☐	06. Peter M. Rowlandson	☐	☐

07. Bruce A. Thomas, Q.C.	☐	☐	08. Michael D. Winship	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
MR. SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN, SS X9X 9X9
Security Class                  123
Holder Account Number          B1234567890  XXX
   Intermediary                     XXX

Voting Instruction Form ("VIF") - Annual General Meeting to be held on Wednesday, June 26, 2013

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1.
We have provided you with instructions on how to access or obtain the proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management Designees, as proxy holder of the registered holder, in accordance with your instructions.

2.
We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.
If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.
This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.
When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.
This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.

9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

11.	This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

VIFs submitted must be received by 4:30 PM (Eastern Time) on Monday, June 24, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:
www.investorvote.com
1-866-734-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management Designees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER       1234567890112345

Appointee(s)
Management Appointees are: Michael A. Lalonde, President & Chief Executive Officer, or failing him, Glenn Kumoi, Vice President, General Counsel & Corporate Secretary (the “Management Designees”),	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Rubicon Minerals Corporation to be held at the Toronto Marriott Downtown Eaton Centre Hotel, (Trinity Ballroom 123), 525 Bay Street, Toronto, Ontario on Wednesday, June 26, 2013 at 4:30 PM (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold

1. Appointment of Auditors	☐	☐
Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Against

2. Number of Directors	☐	☐
To set the number of Directors at eight (8).

3. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. David W. Adamson	☐	☐	02. Christopher J. Bradbrook	☐	☐	03. Julian Kemp	☐	☐

04. Michael A. Lalonde	☐	☐	05. David R. Reid	☐	☐	06. Peter M. Rowlandson	☐	☐

07. Bruce A. Thomas, Q.C.	☐	☐	08. Michael D. Winship	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

9999999999 0 4 6 8 5 4 XXXXX	A R 1	R M X